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                                                                    EXHIBIT 99.1

                    Notice of Extraordinary General Meeting

                            SATYAM INFOWAY LIMITED

                               Registered Office

                               May Fair Centre,

                              1-8-303/36 S P Road,

                             Secunderabad, 500 003


NOTICE is hereby given that an Extra-Ordinary General Meeting of Satyam Infoway Limited will be held on Monday, the 10th January 2000 at Mayfair Centre, S.P. Road, Secunderabad - 500 003 at 11:00 A.M. to transact the following business:


SPECIAL BUSINESS

1. To consider and if thought fit to pass with or without modification, the following resolution which will be proposed as a Special Resolution.

    "RESOLVED THAT pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and in accordance with the Articles of Association of the Company and subject to the approval of regulatory, government and other appropriate authorities as required, and subject to such terms, conditions and stipulations if any, required by them while granting such approvals, permissions, and sanctions and which the Board of Directors of the Company (hereinafter referred to as the "Board", which expression shall be deemed to include a Committee of Directors duly authorized in this behalf), is hereby
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authorized and empowered to obtain, the consent of the Company be and is hereby accorded to the Board to issue, offer, in one or more tranches, all or any of the following, in one or more combinations thereof; Equity shares or Equity linked securities with or without voting rights, Private Placements, American Depository Receipts (ADRs), Global Depository Receipts (GDRs), Convertible Debentures (whether fully convertible or not and whether secured or not), Non convertible Debentures (whether secured or not), Secured Premium Notes (.), Floating Rate Bonds and/or any other securities/instruments, all or any of the aforesaid and with or without detachable or non-detachable warrants convertible into Equity shares (hereinafter for brevity's sake referred to as "Securities") as the Board in its absolute discretion may at any time or times hereinafter decide to the members, Indian Public, Non-Residents, Overseas Corporate Bodies, Foreign Institutional Investors, Banks, Financial Institutions, Investment Institutions, Companies, Bodies Corporate, Mutual Funds, other entities/authorities and to such other person(s), whether through public issue(s), Rights Issue(s), Private placement(s) or a combination thereof at such price or prices or such other valuable consideration(s) in one or more tranches, and on such terms and conditions as the Board may in its absolute discretion considers fit including the quantum of securities to be issued, face value, rate of interest, redemption period, manner of redemption and amount of premium on redemption, the number of securities to be allotted on conversion/redemption/extinguishment of debts, terms attached to warrants, period of conversion and all related or incidental matters. The total amount shall not exceed US$150 million.

RESOLVED FURTHER THAT the Board be and is hereby authorized to accept any modifications in proposal(s) mentioned above, as may be required by the authorities concerned at the time of their approval and as agreed to by the Board.
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RESOLVED FURTHER THAT the Board is also entitled to enter into and execute all such arrangement(s)/agreement(s) with any Lead Managers / Underwriters / Guarantors / Depositors / Custodians and all such agents as may be involved or concerned in such offering of securities and to remunerate all such agents including by way of payment of commission, brokerage, fees, expenses incurred in relation to the issue of securities and other expenses, if any.

RESOLVED FURTHER THAT the Company and/or agency or body authorized by the Company may issue American Depository Receipts/Global Depository Receipts and/or other forms of Securities mentioned herein above issued by the Company in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability/free transferability thereof as per the prevailing practices and regulations prevalent in the Capital markets.

RESOLVED FURTHER THAT the Board be and is hereby authorized to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities as referred to in paragraph(s) above as may be necessary in accordance with the terms of the offering(s) and all such shares to rank pari passu with the Equity shares of the Company in all respects, excepting such rights and other entitlements as may be provided under the Terms of the Issue and in the Offer Document.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue of allotment of Securities, the Board be and is hereby authorized to do all such acts.
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deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable and to settle any questions, difficulties or doubts that may arise in regard to the offering, issue, allotment and utilization of the issue proceeds, as it may in its absolute discretion, deem fit and proper.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or Senior Executive(s)/Officer(s) of the Company to give effect to the aforesaid resolution."









                                             By order of the Board
                                           for SATYAM INFOWAY LIMITED





                                                       V S N Raju
PLACE:SECUNDERBAD                               Asst. Company Secretary
DATE: 20/th/ December 1999





NOTES:
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1.  A member entitled to attend and vote at the meeting is entitled to appoint a
    Proxy and such Proxy need not be a member of the company. Proxies in order to be
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     effective, must be received by the company, not less than 48 hours before the commencement of the meeting.

2. An explanatory statement pursuant to section 173(2) of the Companies Act, 1956 is annexed hereto.